DGHM Investment Trust
565 Fifth Avenue, Suite 2101
New York, New York 10017

September 5, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Edward Bartz

Re:	DGHM Investment Trust (the “Trust”) (File Nos. 811-21958 and 333-137775)

Dear Mr. Bartz:

             As discussed via telephone today with Cynthia Baughman of the 1940 Act Law Group, the Trust is seeking to withdraw a previously made filing under Rule 485(b). Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby applies for an order granting withdrawal of post-effective amendment No. 13 to its registration statement on Form N-1A (“PEA 13”), filed pursuant to Rule 485(b) under the Securities Act on September 4, 2013 (Accession No. 0001209286-13-000386). PEA 13 was intended to be filed pursuant to Rule 485(a) and not 485(b). Following this filing, the Trust will file another post-effective amendment pursuant to Rule 485(a).

             Please contact Cynthia D. Baughman at (240) 206-6027 or (301)330-4624 with any questions.

Sincerely,

/s/ Jeffrey C. Baker

Jeffrey C. Baker, President